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  IRA Annuity                                                 EXHIBIT 4(d)
     Final
  05/03/2002
                      MERRILL LYNCH LIFE INSURANCE COMPANY

                            DEATH BENEFIT ENDORSEMENT

Section 7.1.1 of the Contract is replaced in its entirety by the following:

      7.1.1(a) DEATH PRIOR TO ANNUITY DATE: If an Owner dies prior to the Annuity Date, we will pay the beneficiary the death benefit specified below in a lump sum or, if requested, under an annuity option under Section 7.1.3. If the Owner is a non-natural person, then the Annuitant, rather than the Owner, will be used to determine the death benefit. The amount of the death benefit is determined as of the date we receive Due Proof of Death of the Owner at our Service Center.

                 The death benefit is the greatest of:

                 (i) the premiums paid into the Contract less "adjusted" withdrawals from the Contract;
                 (ii)  the Contract Value; or
                 (iii) the Maximum Anniversary Value.

                 Each "adjusted" withdrawal equals the amount withdrawn multiplied by the greater of (i) and (iii) divided by (ii) (all of which are determined immediately prior to the withdrawal).

      7.1.1(b) MAXIMUM ANNIVERSARY VALUE: The Maximum Anniversary Value is equal to the greatest anniversary value. An anniversary value is equal to the Contract Value on a Contract Anniversary increased by premium payments and decreased by "adjusted" withdrawals as defined in Section 7.1.1(a) above, since that anniversary.

                 To determine the Maximum Anniversary Value, we will calculate an anniversary value for each Contract Anniversary through the earlier of your attained age 80 or the Contract Anniversary on or prior to your date of death. If the Contract has co-owners, we will calculate the anniversary value through the earlier of the older Owner's attained age 80 or the Contract Anniversary on or prior to any Owner's date of death if a death benefit is payable.

                 The period for which we will calculate the Maximum Anniversary Value is based on your age (or the age of the older Owner, if the Contract has co-owners) on the Contract Date. Subsequent changes of Owner will not increase the period of time used to determine the Maximum Anniversary Value.

                 If a new Owner has not reached attained age 80 and is older than the Owner whose age is being used to determine the Maximum Anniversary Value at the time of the ownership change, the period of time used in the calculation of the Maximum Anniversary Value will be based on the Attained Age of the new Owner at the time of the Ownership change. If at the time of an ownership change the new Owner is attained age 80 or over, we will use the Maximum Anniversary Value as of the Contract Anniversary on or prior to the ownership change, increased by premium payments and decreased by "adjusted" withdrawals, as defined in Section 7.1.1(a) above, since that Contract Anniversary.

                 Unless Section 7.1.2 or Section 7.1.3 is chosen within 60 days following our receipt of the Owner's certified death certificate, Due Proof of Death will be deemed to have been received by us on the 60th day, and payment will be made in a lump sum.

This endorsement controls over any contrary provisions of the Contract or previous endorsements.

                                            MERRILL LYNCH LIFE INSURANCE COMPANY


                                            By: LORI M. SALVO
                                                -------------------------
                                                Secretary


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